SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 525 UNIVERSITY AVENUE PALO ALTO, CALIFORNIA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com June 5, 2017

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Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobileye N.V.
Schedule TO-T filed April 5, 2017
(as amended, the “Schedule TO”)
Filed by Intel Corporation and Cyclops Holdings, LLC
File No. 5-88520

Dear Ms. Chalk:

On behalf of, and at the direction of, Intel Corporation (“Intel”) and Intel’s wholly owned subsidiary Cyclops Holdings, LLC (“Purchaser” and, together with Intel, the “Filing Persons”), set forth below are the responses to the comments of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 19, 2017 (the “Comment Letter”), relating to the Schedule TO and the tender offer described therein. For your convenience, each response immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, an amendment to the Schedule TO (“Schedule TO Amendment No. 3”) has been filed today to address the Staff’s comments and update certain additional information. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Schedule TO, unless otherwise noted. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (as amended, the “Offer to Purchase”).

Ms. Christina Chalk, Senior Special Counsel

June 5, 2017

Response to Staff Comments

Schedule TO-T/A - General

1.	Refer to comment 1 in our initial comment letter dated April 18, 2017 and your response by letter dated May 9, 2017. We noted that a waiver of or change in the Minimum Condition may require you to explain the impact of that change on target shareholders, including those who do not tender into the offer. In addition, please note that depending on the materiality of the change, five business days may not be sufficient time to disseminate and allow shareholders to react to this new information. Please confirm your understanding in your response letter.

The Filing Persons confirm their understanding that a waiver of or change in the Minimum Condition may require them to explain the impact of that change on Mobileye shareholders, including those who do not tender their Shares into the Offer. In addition, the Filing Persons confirm their understanding that depending on the materiality of the change, five business days may not be sufficient time to disseminate and allow shareholders to react to new information.

2.	Refer to comment 2 in our initial comment letter and your response. Generally, payment is considered prompt if it occurs within three business days of expiration. In addition, if shares tendered in the initial offering period will not be accepted for up to two business days after expiration, how will you be able to comply with the requirements to announce extensions of the offering period by 9 a.m. the next business day (Rule 14e-1(d)), as well as the time periods for announcing the results of the offer and beginning the subsequent offering period immediately after expiration of the initial offer period (Rule 14d-11(d))? Please explain in your response letter.

The Filing Persons respectfully acknowledge the concerns of the Staff. To address such concerns, the Offer to Purchase and the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees and in the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees attached, respectively, as Exhibits (a)(1)(D) and (a)(1)(E) to the Schedule TO have been revised to clarify that the Acceptance Time will occur prior to 9:00 a.m. New York City time on the next business day following the Expiration Time. Please see items (A)(1) and (B) in Schedule TO Amendment No. 3 for such modified disclosure.

3.

Refer to comment 4 in our initial comment letter and your response, including the revised disclosure in the Offer to Purchase. We continue to have concerns about the impact on the offer if the Conversion Resolutions are passed at the EGM. We also continue to have concerns about the adequacy of the disclosure about such impact, even as revised in response to our initial comments. In this regard, we note the per-transaction cost of 2000-5000 Euros associated with tenders after these amendments go into effect, which will disproportionately impact smaller tendering shareholders. We question whether, in effect, depending on the number of shares owned, it would cost

Ms. Christina Chalk, Senior Special Counsel

June 5, 2017

more to tender than to hold onto target shares, thus raising concerns under Rule 14d-10. While we understand that the fees to obtain the notarial deed will be paid to a third party rather than the bidder or target, we also note that the adoption of the Conversion Resolutions is a condition to the offer. Recognizing the cross-border and multijurisdictional nature of this offer, we nonetheless believe that clear and complete disclosure about this unique aspect of your offer and its impact on shareholders is critical. As requested in our initial comments, please amend the Offer to Purchase to provide quantified disclosure about the estimated costs and time involved with obtaining the required Dutch notarial deed, as you have provided in your response letter.

The Filing Persons respectfully acknowledge the concerns of the Staff. In order to provide a more fulsome disclosure, the disclosure in the section entitled “3. Procedures for Accepting the Offer and Tendering Shares” beginning on page 10 of the Offer to Purchase has been revised to include additional disclosure under the heading “Notarial Deed Requirement” immediately following the section entitled “U.S. Federal Income Tax Information Reporting and Backup Withholding” on page 12 of the Offer to Purchase. Please see item (A)(4) in Schedule TO Amendment No. 3 for such additional disclosure. Additional disclosure on these points has also been added to the Summary Term Sheet and in the sections of the Offer to Purchase entitled “1. Terms of the Offer,” “11. The Purchase Agreement; Other Agreements,” “12. Purpose of the Offer; Plans for Mobileye,” and “13. Certain Effects of the Offer — Market for the Shares.” Please see items (A)(2), (3), and (5) in Schedule TO Amendment No. 3 for such additional disclosure.

4.	See our last comment above. Explain what you mean by the statement: “Purchaser and Mobileye will provide legalized and apostilled powers of attorney in advance.” Describe in the revised disclosure what this means for the process of obtaining the required notarized deed (in both dollars and time involved). Also, explain how you will provide such powers of attorney (if not already provided with the initial offer materials).

Please see the additional disclosure on this point included in the Filing Persons’ response to the Staff’s comment #3.

5.	If the Conversion Resolutions are passed at the EGM, confirm in your response letter and revised disclosure that Intel will undertake to disseminate revised disclosure to Mobileye shareholders at that time informing them of the effect of such on their ability to tender (i.e., costs and burdens to do so) once such changes go into effect. Confirm that such disclosure will be disseminated at least ten business days before such resolutions will be implemented with respect to future tenders.

To the extent that the Conversion Resolutions are approved at the EGM, Purchaser will, following the EGM and at least ten business days prior to the Expiration Time, publicly announce its intention to effect the Conversion Amendment as promptly as practicable following the Offer Closing, as well as provide any additional details with respect to the effect of the Conversion Amendment. Please see the revised disclosure on the effects of the Conversion Resolutions in the Filing Persons’ response to the Staff’s comment #3.

Ms. Christina Chalk, Senior Special Counsel

June 5, 2017

6.	Supplementally provide an opinion of Dutch counsel regarding the description of the necessity and effect of the Conversion Resolutions, including the estimates of cost and other legal requirements to obtain the notarized deed described in your revised offer materials and comment responses. The opinion should discuss the need for these changes as it relates to the offer.

Per the Staff’s request, please find attached as Exhibit A hereto the opinion of the Filing Persons’ Dutch counsel.

7.	Refer to comment 6 in our initial comment letter and your response. We continue to have serious concerns about the transfer restrictions that would be imposed by the second amendment to Mobileye’s articles of association pursuant to the Conversion Resolutions if such resolutions are adopted at the EGM. Even with your oral undertaking to waive the restrictions on transfers of shares before March 1, 2019 with respect to shares tendered into the offer, the restrictions on their face would apply to remaining Mobileye shareholders and would be implemented in the midst of an ongoing offer and as part of the agreement between bidder and target company. As such, these restrictions appear to be inconsistent with the all-holders provisions of Rule 14d-10. Please advise as to how you will proceed.

The Filing Persons considered the points raised by the Staff in this comment and continue to believe that the proposed transfer restrictions are reasonable and justified, based on the facts and circumstances of the Offer and the rules and regulations of the local jurisdiction.

First, as noted during conversations with the Staff, it was always the intent of the Filing Persons to waive the transfer restrictions applicable to Mobileye shares that are tendered in the subsequent offer period. The disclosures in the Offer to Purchase have been revised to address this point. Please see the Filing Persons’ revised disclosure with respect to the waiver of the restriction on transfer with respect to Mobileye shareholders who desire to transfer their shares to Purchaser in the Filing Persons’ response to the Staff’s comment #3, above.

With regard to the transfer restrictions that may be applicable to Mobileye shares that are not tendered into the Offer, the Filing Persons do not believe those restrictions violate Rule 14d-10. Rule 14d-10 requires that the Offer be open to all Mobileye security holders and that all Mobileye security holders that tender into the Offer be paid the highest consideration paid to any other Mobileye security holder that tenders into the Offer. The terms of the Offer satisfy both of these requirements and any potential transfer restrictions will not impact the ability of a Mobileye security holder to participate in the Offer or the amount of consideration paid to those security holders for the Mobileye securities tendered.

Ms. Christina Chalk, Senior Special Counsel

June 5, 2017

Furthermore, the Filing Persons do not believe the potential transfer restrictions raise other issues under the SEC’s tender offer rules. The transfer restrictions will only apply if Mobileye security holders approve them at the EGM, Intel consummates the Offer, Mobileye is converted from an N.V. into a B.V. and Mobileye’s shares are delisted, and then those restrictions will only apply to Mobileye shares acquired by shareholders after the effectiveness of the amendment of Mobileye’s articles of association. As a result, the restrictions would not apply to any Mobileye shares acquired prior to the launch of the Offer, during the pendency of the Offer, or during the Subsequent Offering Period prior to the delisting of Mobileye. In addition, the possibility of the transfer restrictions coming into effect and the impact of those restrictions have been clearly disclosed in the Offer to Purchase.

The Filing Persons think it is important to note that the transfer restrictions were not proposed as a mechanism to encourage tenders in the Offer. Rather, the transfer restrictions were considered and approved by the Mobileye Board, based on the advice of Dutch counsel and in accordance with the laws of The Netherlands, because of the concern that during the pendency of the Compulsory Acquisition—which could take a period of many months—a trading market in Mobileye securities could develop again in a circumstance in which the Mobileye’s shares had already been delisted and therefore current information regarding Mobileye would no longer be available to investors. The Mobileye Board, therefore, believed that it was in the best interests of the holders of Mobileye securities to propose the transfer restrictions for consideration and approval by the holders of Mobileye securities. If approved, the transfer restrictions would not prohibit all transfers of Mobileye securities. The Mobileye Board would have the right to approve transfers during the applicable period, which they could do if they were comfortable that the transfers would not create a trading market. In addition, if the Mobileye Board were to reject a transfer during the applicable period, per the proposed amended and restated articles of association of Mobileye, it would be required to designate a third party purchaser who would be willing and able to purchase the securities that are proposed to be transferred, for a cash purchase price equal to the fair market value of such securities at the time of transfer.

The Filing Persons also note that there is no question that Mobileye could also, as a matter of Dutch law, implement the transfer restrictions immediately following the expiration of the Subsequent Offering Period or, alternatively, implement the transfer restrictions immediately following the initial Offer Closing and eliminate the Subsequent Offering Period altogether. The Filing Persons submit that neither alternative is in the best interest of Mobileye security holders.

The Filing Persons recognize that these types of transfer restrictions would not be necessary in tender offers involving companies organized in the United States because of the applicable rules regarding squeeze out transactions. For example, under

Ms. Christina Chalk, Senior Special Counsel

June 5, 2017

Section 251(h) of the Delaware General Corporation Law, subject to satisfying the conditions set forth therein, a second-step, squeeze out merger can be accomplished immediately following the consummation of a tender offer in which more than 50% of the shares outstanding are tendered. Under Dutch law as applicable to the Offer, similar provisions that facilitate efficient back end mergers are not available. As a result, the transfer restrictions provide an important benefit to the goal of completing the Compulsory Acquisition in The Netherlands.

***

Please contact the undersigned at (650) 470-4530 should you require further information.

Very truly yours,

/s/ Kenton J. King
Kenton J. King, Esq.

cc:	Intel Corporation

Steve Rodgers

Susie Giordano

EXHIBIT A

HOUTHOFF BURUMA	P.O. Box 75505, 1070 AM Amsterdam Gustav Mahlerplein 50, Amsterdam

To: Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Amsterdam,    5 June 2017

Re:	Mobileye N.V. Schedule TO-T filed April 5, 2017 (as amended, the “Schedule TO”) Filed by Intel Corporation and Cyclops Holdings, LLC File No. 5-88520

Our ref:    290000257/18472598.5

Dear Ms. Chalk,

1.	Introduction

1.1.	We understand that as a result of an amendment of Mobileye’s articles of association, following the Offer Closing, pursuant to the Conversion Resolutions proposed to be approved at the EGM, Mobileye will be converted from a public limited liability company (naamloze vennootschap or N.V.) governed by Dutch law (“N.V.”) into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) governed by Dutch law (“B.V.”).

1.2.	You have requested that we provide you with an opinion letter in relation to:

a.	the legal effects of an amendment of the articles of association of an N.V. effecting a conversion into a B.V. (“Conversion Amendment”);

b.	the requirements for the transfer of record ownership of shares in the capital of a B.V.;

c.	an estimate of the timing and costs associated with the transfer of record ownership of shares in the capital of a B.V.; and

d.	whether following the effectiveness of the Conversion Amendment with respect to Mobileye the procedures described in Sections 2 through 4, below, are required under Dutch law,

all from a Dutch law perspective.

Houthoff Buruma is de handelsnaam van Houthoff Buruma Coöperatief U.A., statutair gevestigd te Amsterdam (KvK Amsterdam nr. 34216182). De algemene voorwaarden van Houthoff Buruma, waarin een beperking van aansprakelijkheid, de toepasselijkheid van Nederlands recht en de exclusieve bevoegdheid van de rechtbank te Amsterdam zijn bedongen, zijn op alle opdrachten van toepassing. De algemene voorwaarden worden op verzoek toegezonden, maar zijn eveneens te vinden op www.houthoff.com.

Houthoff Buruma is the trade name of Houthoff Buruma Coöperatief U.A. with registered office in Amsterdam (Chamber of Commerce Amsterdam no. 34216182). Houthoff Buruma’s general terms and conditions, which stipulate a limitation of liability, the applicability of Dutch law and the exclusive jurisdiction of the District Court of Amsterdam, are applicable to all work performed. A copy of the general terms and conditions is available on request or at www.houthoff.com.

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1.3.	All references in this opinion letter to page numbers and captions correspond to the page numbers and captions in the Schedule TO, unless otherwise noted. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (as amended, the “Offer to Purchase”).

2.	Dutch Notarial Deed

2.1.	We confirm that pursuant to mandatory provisions of Dutch law that apply to a B.V. but not to an N.V., specifically Section 2:196 paragraph 1 of the Dutch Civil Code (“DCC”), a deed executed before a Dutch notary (a “Dutch Notarial Deed”) is required for any issue or transfer (levering) of registered ownership of shares in the capital of a B.V. (“Shares”).

3.	Requirements for the transfer of shares in the capital of a B.V.

3.1.	Pursuant to Section 2:196, paragraph 1 DCC, the transfer of Shares requires the execution by a Dutch notary (the “Executing Notary”) of a Dutch Notarial Deed to which the transferor and the transferee are a party. Usually, the B.V. is added as a party to the Dutch Notarial Deed for acknowledgement of the transfer of the Shares.

3.2.	Dutch Notarial Deeds are either executed in the presence of the parties to the Dutch Notarial Deed, or in the presence of any person or legal entity authorized to sign on their behalf.

3.3.	Pursuant to Section 39, paragraph 1 of the Civil-Law Notaries Act (Wet op het notarisambt), the persons who are a party to a Dutch Notarial Deed must be known to the Executing Notary and identified by him in accordance with the provisions of the Identifications Act (Wet op de identificatieplicht).

3.4.	The following requirements must be complied with in relation to the execution of a Dutch Notarial Deed:

a.	To the extent the transferor or the transferee of Shares is an individual, such person must provide information concerning their nationality, place and date of birth, marital status and residence address, to the Executing Notary.

b.

To the extent the transferor or the transferee of Shares is a legal entity, partnership or trust, such party must provide the Executing Notary with information concerning its place of organization and other relevant details relating to it, including in some cases the identity of its ultimate beneficial owners. Such a legal entity, partnership or trust must also provide the Executing Notary with the personal details described at (a) above (other than marital status) in respect of the individual who grants the power of attorney to the Executing Notary to execute the Dutch Notarial Deed on behalf of such legal entity, partnership or trust or who signs the Dutch Notarial Deed

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in person in the presence of the Executing Notary on behalf of the relevant legal entity, partnership or trust. See (c) below.

c.	Each of the parties to the Dutch Notarial Deed (i.e., the transferor and transferee of the Shares) must either provide the Executing Notary with an original power of attorney, in a form prescribed by such Executing Notary, to execute the Dutch Notarial Deed, or must appear in person in The Netherlands to sign the Dutch Notarial Deed in the presence of the Executing Notary. As a rule, the signature or signatures on the powers of attorney must be confirmed to be authentic, with confirmation of authority of the signatory or signatories acting on behalf of a legal entity, partnership or trust (“legalized”) by a person authorized to legalize documents, and (if such person is authorized to legalize documents under any laws other than the laws of the Netherlands) provided with an apostille or confirmation by the diplomatic authorities of The Netherlands as set forth below at (d).

d.	An apostille is a certificate issued by a designated authority in a country where the Hague Convention Abolishing the Requirement for Legalization of Foreign Public Documents, Apostille Convention, is in force. Apostilles authenticate the seals and signatures of officials on public documents. With the help of an apostille, the Executing Notary can verify that the seal and signature of the person that legalized the power of attorney are authentic. In case the country of the person authorized to legalize is not a party to the Apostille Convention, the diplomatic authorities of The Netherlands in the country where the power of attorney is executed must instead confirm the seal and signature of the person that legalized the power of attorney.

e.	Legal entities, partnerships and trusts must provide the Executing Notary with proof of the legal authority of the person who executes the power of attorney to such Executing Notary as described at (c) above on behalf of the relevant legal entity, partnership or trust, or who will appear in person on behalf of such legal entity, partnership or trust before such Executing Notary to sign the Dutch Notarial Deed. As evidence of such individual’s authority to represent the relevant legal entity, partnership or trust, the Executing Notary may require delivery of a formal legal opinion by a reputable attorney admitted to practice in the jurisdiction of organization of the relevant legal entity, partnership or trust, attesting to such authority.

f.	The Executing Notary must be provided with a copy of the valid passport, or other acceptable identity document under Dutch law, of the individual who executes the relevant Dutch Notarial Deed in person before such notary, or who has granted a power of attorney for the execution of the Dutch Notarial Deed.

g.

In order for a transfer of Shares to be valid vis-à-vis the B.V. in whose capital the Shares are issued, the B.V. must (a) acknowledge the transfer of the Shares, which can be effected (i) by the B.V. being a party to the Dutch Notarial Deed pursuant to which Shares are transferred, or (ii) by registration by the B.V. of the transferee of

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the Shares in its shareholders register, or (b) by serving a copy of the Dutch Notarial Deed on the B.V. in accordance with Section 2:196b of the Dutch Civil Code.

3.5.	The aforementioned requirements do not apply to transfer of the beneficial ownership of shares in the capital of a B.V.

4.	Timing and costs associated with Dutch Notarial Deeds

4.1.	As drafting of the powers of attorney and the Dutch Notarial Deed can take place in advance of the process described in section 3, above (with the relevant details of the parties to be added prior to the execution of the Dutch Notarial Deed), to a large extent, the timing of such process depends on how quickly the transferor is able to comply with the required steps set out in section 3, above. Process time depends on a variety of factors, including the time required for the legalization process and how quickly an apostille can be obtained. For instance, in some jurisdictions an apostille can be obtained within two hours on a business day, whereas in other jurisdictions this may take several days or more. It is impossible to specify precise timing given the multiple jurisdictions involved.

4.2.	There are no mandatory waiting periods for the execution of a Dutch Notarial Deed.

4.3.	The per-transaction cost of the transfer of registered ownership of a Dutch B.V.’s shares is estimated to be approximately between 2,000 and 5,000 Euros. The costs largely depend on guidance by the Executing Notary of the parties to the Dutch Notarial Deed through the steps and requirements set out above, and verification of the documents provided. Drawing from practical experience assisting with the execution of many Dutch Notarial Deeds, in our view the estimated fees reflect Dutch market practice.

5.	Requirements under Dutch law following the effectiveness of the Conversion Amendment with respect to Mobileye

5.1	Following the effectiveness of the Conversion Amendment with respect to Mobileye, the procedures described in Sections 2 through 4, above, are required under Dutch law.

6.	Reliance

This opinion letter speaks as of June 5, 2017 and is strictly limited to the matters set forth herein and no opinion may be inferred or implied beyond that expressly stated herein.

This opinion letter is given on the express basis, accepted by each person who is entitled to rely on it, that this opinion letter and all rights, obligations or liability in relation to it are governed by Dutch law and that any action or claim in relation to it can only be brought exclusively before the courts of Amsterdam, the Netherlands. In addition, this opinion

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letter is given on the express basis, accepted by each person who is entitled to rely on it, that any possible liability of Houthoff Buruma Coöperatief U.A., its members (including their directors) and employees is limited to the amount available and payable under Houthoff Buruma Coöperatief U.A.’s professional malpractice insurance coverage.

This opinion letter is addressed to you and may only be relied upon by you in connection with the Schedule TO and the Offer to Purchase, and may not be relied upon by, be transmitted to, quoted or referred to in any public document or filed with any other person, firm, company, or institution without our prior written consent. A copy may, however, be disclosed on a non-reliance basis as required by law or regulation. For the avoidance of doubt, we do not assume any duty or liability to any person or entity to whom such copy is provided.

The general terms and conditions of Houthoff Buruma Coöperatief U.A. apply to this opinion letter. This also applies in respect of anyone who relies on this opinion letter. The general terms and conditions are available at www.houthoff.com.

Yours faithfully,

/s/ Houthoff Buruma Coöperatief U.A.

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